Exhibit 99.1

Autohome Inc. Announces Pricing of Follow-on Public Offering

BEIJING, November 20, 2014 – Autohome Inc. (“Autohome” or the “Company”) (NYSE: ATHM), the leading online destination for automobile consumers in China, today announced that the previously announced registered follow-on public offering of American Depositary Shares (“ADSs”) by the Company and certain of its existing shareholders (the “Selling Shareholders”), including Telstra Holdings Pty Limited (ACN 057 808 938), was priced at US$42.50 per ADS. The Company will issue and sell 1,650,000 ADSs, and the Selling Shareholders will sell an aggregate of 6,850,000 ADSs. Each ADS represents one Class A ordinary share of the Company. In connection with this offering, the Company and the Selling Shareholders have granted the underwriters an option to purchase up to an aggregate of 1,256,852 additional ADSs at the offering price within 30 days from the date of the final prospectus.

The gross proceeds to the Company will be approximately US$70.1 million. The gross proceeds to the Selling Shareholders will be approximately US$291.1 million. The Company will not receive any proceeds from the sale of the ADSs by the Selling Shareholders. Deutsche Bank Securities Inc. and Goldman Sachs (Asia) L.L.C. acted as the joint bookrunners for the offering.*

A registration statement relating to these securities has been filed and declared effective by the U.S. Securities and Exchange Commission (the “SEC”). This press release shall not constitute an offer to sell, or a solicitation of an offer to buy, the securities described herein, nor shall there be any offer, solicitation or sale of these securities in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

This offering is being made only by means of a prospectus forming a part of the effective registration statement. A copy of the prospectus related to this offering may be obtained by visiting the SEC’s website at www.sec.gov or by contacting Deutsche Bank Securities Inc., Attention: Prospectus Department, 60 Wall Street New York, NY 10005, United States (email: prospectus.cpdg@db.com; telephone: +1-800-503-4611), or Goldman, Sachs & Co., Attention: Prospectus Department, 200 West Street, New York, NY 10282, United States (email: prospectus-ny@ny.email.gs.com; telephone: +1-212-902-1171).

*	Note that the joint bookrunners are listed in alphabetical order.

Safe Harbor Statement

This press release contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will”, “expects”, “anticipates”, “future”, “intends”, “plans”, “believes”, “estimates” and similar statements. Among other things, Autohome’s business outlook and Autohome’s strategic and operational plans contain forward-looking statements. Autohome may also make written or oral forward-looking statements in its periodic reports to the Securities and Exchange Commission (“SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Autohome’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Autohome’s goals and strategies; Autohome’s future business development, results of operations and financial condition; the expected growth of the online automobile advertising market in China; Autohome’s ability to attract and retain users and advertisers and further enhance its brand recognition; Autohome’s expectations regarding demand for and market acceptance of its products and services; competition in the online automobile advertising industry; fluctuations in general economic and business conditions in China and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in Autohome’s filings with the SEC. All information provided in this press release is as of the date of this press release, and Autohome does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For further information, please contact:

Edith Kwan

Investor Relations

Autohome Inc.

Phone: +86-10-5987-1535

E-mail: ir@autohome.com.cn

Cara O’Brien

FTI Consulting, Inc.

Tel: +852-3768-4537

Email: cara.obrien@fticonsulting.com

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